

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2022

Thomas Mika
Executive VP and Chief Financial Officer
POET TECHNOLOGIES INC.
1107-120 Eglinton Avenue East
Toronto, Ontario, M4P1E2, Canada

> **Re: POET TECHNOLOGIES INC.**
> **Form 20-F for the Year Ended December 31, 2021**
> **Form 6-K furnished August 9, 2022**
> **File No. 001-41319**

Dear Thomas Mika:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 6-K furnished August 9, 2022

Exhibit 99.1 Press Release , page 2

1. We note your press release includes a section titled- Proforma – Non-IFRS Presentation of Operations. Please explain to us and revise your disclosure in future filings to explain the nature of the amounts that are not presented in accordance with IFRS. Your disclosure should also include a reconciliation of those amounts to the most comparable IFRS amount. See Rule 100(a) of Regulation G.

Form 20-F for the Year Ended December 31, 2021

Notes to the Consolidated Financial Statements
Note 5. Joint Venture, page 15

2.   We note your disclosure that during 2021 you contributed intellectual property to SPX that was independently valued at $22,500,000 and recognized a gain of $2,587,500 equivalent to the Sanan IC's interest in SPX, with the remaining $19,912,500 unrecognized gain to be periodically realized as your ownership interest in SPX is reduced. Please explain to us the nature of the intellectual property contributed to the JV and the assumptions used in determining the fair value of the assets. Also, please tell us why this IP does not appear to have been recorded on your balance sheet prior to the contribution.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire Erlanger at (202) 551-3301 or Kevin Woody at (202) 551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mark D. Wood